EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2007		2006		2005		2004		2003
Earnings from continuing operations	$ 84,673	$	64,828	$	59,081	$	52,202	$	57,008
Income taxes	29,613		33,059		37,495		27,691		29,846
Earnings from continuing operations before income taxes	$ 114,286	$	97,887	$	96,576	$	79,893	$	86,854
Fixed charges:									
Interest, long-term debt	$ 32,903	$	33,138	$	24,583	$	26,909	$	25,841
Interest, other (including interest on short-term debt)	8,408		4,662		2,431		984		2,220
Amortization of debt expense, premium, net	1,399		1,295		1,482		1,797		1,526
Portion of rentals representative of an interest factor	558		506		283		267		513
Total fixed charges	$ 43,268	$	39,601	$	28,779	$	29,957	$	30,100
Earnings from continuing operations before income taxes	$ 114,286	$	97,887	$	96,576	$	79,893	$	86,854
Total fixed charges from above	43,268		39,601		28,779		29,957		30,100
Earnings from continuing operations before income taxes and fixed charges	$ 157,554	$	137,488	$	125,355	$	109,850	$	116,954
Ratio of earnings to fixed charges	3.64		3.47		4.36		3.67		3.89